EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended December 31, 2010, the Al Frank Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Al Frank Fund	$(2,453)	$2,453	$-
Al Frank Dividend Value Fund	(444)	444	-

The reclassifications have no effect on net assets or net asset value per share.

For the year ended December 31, 2010, the Capital Advisors Growth Fund made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Capital Advisors Growth Fund	$14	$1,346,077	$(1,346,091)

The reclassifications have no effect on net assets or net asset value per share.